UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 14, 2011

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

THE SPANISH SECURITIES EXCHANGE COMMISSION (CNMV)

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities
Exchange legislation, hereby files the following

RELEVANT EVENT

Further to the relevant event filings of 22nd and 30th June 2011 (registry numbers 146101 and 146361, respectively), BBVA hereby reports that the
Conversion Price for the Convertible BBVA Bonds is 7.3206  euros, according to the certificate issued by the Bilbao Stock Exchange determining the arithmetic mean of the closing prices of the BBVA share on the Spanish securities exchanges' SIBE system on the five trading days prior to the Payment Date for the corresponding Distribution (ie, prior to 15th July 2011).

Consequently, and pursuant to what is established in section 4.6.3.b) of the
Convertible Bonds Securities Note,  the Conversion Ratio is equal to the quotient between the nominal value of the Convertible Bonds (ie, €1,000) and the
Conversion Price, which means that it is 136.600825.

Madrid, 14th July 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: 07/14/2011	By:	Mª Jesús ARRIBAS DE PAZ
	Name:	Mª Jesús ARRIBAS DE PAZ
	Title:	Authorized representative